      As filed with the Securities and Exchange Commission on May 17, 1996
                                         Registration No. 333-__________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              --------------------

                        INTEGRATED HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                         23-2428312
 (State or other jurisdiction of                            (I.R.S.Employer
 incorporation or organization)                           Identification No.)

                             10065 Red Run Boulevard
                          Owings Mills, Maryland 21117
                                 (410) 998-8400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------

                            MARSHALL A. ELKINS, ESQ.
                  Executive Vice President and General Counsel
                        Integrated Health Services, Inc.
                             10065 Red Run Boulevard
                          Owings Mills, Maryland 21117
                                 (410) 998-8400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

       Copies of all communications, including all communications sent to the agent for service, should be sent to:

      CARL E. KAPLAN, ESQ.                         LESLIE A. GLEW, ESQ.
    Fulbright & Jaworski L.L.P.                 Vice President and Associate
        666 Fifth Avenue                               General Counsel
    New York, New York  10103                  Integrated Health Services, Inc.
         (212) 318-3000                            10065 Red Run Boulevard
                                                Owings Mills, Maryland  21117
                                                       (410) 998-8400


Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                              --------------------

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box:
| |
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | ____________________
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | __________________________
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: | |

====================================================================================================================================
                                                         CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of           Amount of Shares   Proposed Maximum Offering   Proposed Maximum Aggregate       Amount of
    Securities to be Registered         to be Registered      Price Per Share(1)            Offering Price(1)       Registration Fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share     1,004,382              $27.0625                    $27,181,088              $9,372.79
====================================================================================================================================

       (1) Pursuant to Rule 457(c), the proposed maximum offering price per share and proposed maximum aggregate offering price have been calculated on the basis of the average of the high and low sale prices of the Common Stock as reported on the New York Stock Exchange on May 15, 1996.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED MAY 17, 1996

PROSPECTUS

                                1,004,382 Shares


                        INTEGRATED HEALTH SERVICES, INC.

                                  COMMON STOCK

         This Prospectus relates to 1,004,382 shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Integrated Health Services, Inc. ("IHS" or the "Company") which are being offered for sale by certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IHS." On May 15, 1996, the closing price of the Common Stock, as reported in the consolidated reporting system, was $26.875 per share.

         The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders. The Shares may be offered from time to time by the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

         The Selling Stockholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders (or their donees).

                               ------------------


         See "Risk Factors", which begins on page 5 of this Prospectus, for certain information that should be considered by prospective investors.

                               ------------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                The date of this Prospectus is ____________, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy materials and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which are on file with the Commission (File No. 1- 12306), are incorporated in this Prospectus by reference and made a part hereof:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A filed April 3, 1996;

         (b) The Company's Quarterly report on Form 10-Q for the quarter ended March 31, 1996;

         (c) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 1, 1993; and

         (d) The description of the Company's Preferred Stock Purchase Rights contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 28, 1995.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from: Integrated Health Services, Inc., 10065 Red Run Boulevard, Owings Mills, Maryland 21117, Attention: Marc B. Levin, Executive Vice President-Investor Relations, (410) 998-8400. The Company undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.



                                   THE COMPANY

         Integrated Health Services, Inc. is one of the nation's leading providers of post- acute healthcare services. Post-acute care is the provision of a continuum of care to patients following discharge from an acute care hospital. Post-acute care services include subacute care, outpatient and home care, inpatient and outpatient rehabilitation, hospice and pharmacy services. The Company's post-acute network is designed to address the fact that the cost containment measures implemented by private insurers and managed care organizations and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require medical and rehabilitative care. The Company's post- acute healthcare system is intended to provide cost-effective continuity of care for its patients in multiple settings and enable payors to contract with one provider to provide all of a patient's needs following discharge from acute care hospitals. IHS' post-acute care network currently consists of over 600 service locations in 40 states.

         The Company's post-acute care strategy is to provide cost-effective continuity of care for its patients in multiple settings, including using geriatric care facilities as platforms to provide a wide variety of subacute medical and rehabilitative services more typically delivered in the acute care hospital setting and using home healthcare to provide those medical and rehabilitative services which do not require 24-hour monitoring. To implement its post-acute care strategy, the Company has focused on (i) developing market concentration for its post-acute care services in targeted states due to increasing payor consolidation and the increased preference of payors, physicians and patients for dealing with only one service provider; (ii) developing subacute care units; (iii) expanding the range of home healthcare and related services it offers to patients directly in order to provide patients with a continuum of care throughout their recovery, to better control costs and to meet the growing desire by payors for one-stop shopping; and (iv) forming strategic alliances with health maintenance organizations, hospital groups and physicians.

         In implementing its post-acute healthcare strategy, the Company has recently focused on expanding its home healthcare services to take advantage of healthcare payors' increasing focus on having healthcare provided in the lowest-cost setting possible, recent advances in medical technology which have facilitated the delivery of medical services in alternative sites and patients' desires to be treated at home. Consistent with the Company's strategy, the Company recently entered into an agreement to acquire First American Health Care of Georgia, Inc. ("First American"), a provider of home health services in 23 states, principally Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. First American had over nine million visits to the home in 1995. See "Recent Developments."

         The Company provides subacute care through medical specialty units ("MSUs"), which are typically 20 to 75 bed specialty units with physical identities, specialized medical technology and staffs separate from the geriatric care facilities in which they are located. MSUs are designed to provide comprehensive medical services to patients who have been discharged from acute care hospitals but who still require subacute or complex medical treatment. The levels and quality of care provided in the Company's MSUs are similar to those provided in the hospital but at per diem treatment costs which the Company believes are generally 30% to 60% below the cost of such care in acute care hospitals. Because of the high level of specialized care provided, the Company's MSUs generate substantially higher net revenue and operating profit per patient day than traditional geriatric care services.

         The Company presently operates 200 geriatric care facilities (123 owned or leased and 77 managed) and 145 MSUs located within 79 of these facilities. Specialty medical services revenues, which include all MSU charges, all revenue from providing rehabilitative therapies, pharmaceuticals, medical supplies and durable medical equipment to all its patients, all revenue from its Alzheimer's programs and all revenue from its provision of pharmacy, rehabilitation therapy, home healthcare and similar services to third-parties, constituted approximately 57%, 65%, 64% and 67% of net revenues during the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively. The Company also offers a wide range of basic medical services as well as a comprehensive array of respiratory, physical, speech, occupational and physiatric therapy in all its geriatric care facilities. During the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company derived approximately 44%, 45%, 42% and 43%, respectively, of its patient revenues from private pay sources.

         The Company was incorporated in March 1986 as a Pennsylvania corporation and reorganized as a Delaware corporation in November 1986. The Company's principal executive offices are located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117 and its telephone number is (410) 998-8400. Unless the context indicates otherwise, Integrated Health Services, Inc. and its subsidiaries are referred to herein collectively as "IHS" or the "Company."

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

         Substantial Indebtedness. The Company's indebtedness is substantial in relation to its stockholders' equity. At March 31, 1996, the Company's total long-term debt, net of current portion, was $852.1 million, and accounted for 65.4% of its total capitalization. The Company also has significant lease obligations with respect to the facilities operated pursuant to long-term leases, which aggregated approximately $256.5 million at March 31, 1996. For the year ended December 31, 1995 and the three months ended March 31, 1996, the Company's rent expense was $66.1 million and $17.7 million, respectively. The Company's strategy of expanding its specialty medical services and growing through acquisitions may require additional borrowing in order to finance working capital, capital expenditures and the purchase price of any acquisitions. The degree to which the Company is leveraged, as well as its rent expense, could have important consequences to stockholders, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to the Company for its operations, (iii) certain of the Company's borrowings bear, and will continue to bear, variable rates of interest, which expose the Company to increases in interest rates, and (iv) certain of the Company's indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets and imposing minimum net worth requirements. There can be no assurance that the Company's operating results will be sufficient for the payment of the Company's indebtedness.

         Risk of Adverse Effect of Healthcare Reform. In addition to extensive existing government healthcare regulation, there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. Congress has proposed converting the current costs reimbursement system for home health services covered under Medicare to a prospective payment system beginning in October 1996. The prospective payment system contained in the bill provides for prospectively established per visit payments to be made for all covered services, which are then subject to an annual aggregate per episode limit at the end of the year. Home health agencies that are able to keep their total per visit expenses during the year below their per episode annual limits will be able to retain a specified percentage of the difference, subject to certain aggregate limitations. Such changes could have a material adverse effect on the Company and its growth strategy. See "- Reliance on Reimbursement by Third Party Payors." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, including the Company, and may similarly affect the price of the Company's Common Stock in the future. See "- Uncertainty of Government Regulation."

         Risks Related to Growth Strategy. The Company's planned expansion and growth require that additional MSUs be established in the Company's existing facilities, that the Company acquire, lease or acquire the right to manage for others additional facilities in which MSUs can be established, that the Company expand its home healthcare services through the acquisition of additional home healthcare providers, and that the Company acquire, or establish relationships with, third parties which provide post-acute care services not currently provided by the Company. Such expansion and growth will depend on the Company's ability to create demand for its post-acute care programs, the availability of suitable acquisition, lease or management candidates and the Company's ability to finance such acquisitions and growth. The successful implementation of the Company's post-acute healthcare system, including the capitation of rates, will depend on the Company's ability to expand the amount of post- acute care services it offers directly to its patients rather than through third-party providers. There can be no assurance that suitable acquisition candidates will be located, that acquisitions can be consummated, that acquired facilities and companies can be successfully integrated into the Company's operations or that MSUs can be successfully established in acquired facilities or that the Company's post-acute healthcare system, including the capitation of rates, can be successfully implemented. The post-acute care market is highly competitive, and the Company faces substantial competition from hospitals, subacute care providers, rehabilitation providers and home healthcare providers, including competition for acquisitions. The successful integration of acquired businesses is important to the Company's future financial performance. The anticipated benefits from any of these acquisitions may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The process of integrating the various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will realize any of the anticipated benefits from its acquisitions. The acquisition of service companies that are not profitable, or the acquisition of new facilities that result in significant integration costs and inefficiencies, could also adversely affect the

Company's profitability. The Company expects to finance new acquisitions from a combination of funds from operations, borrowings under its bank credit facility and the issuance of debt and equity securities. Depending on the number, size and timing of such transactions, the Company may in the future require additional financing in order to continue to make acquisitions. There is no assurance that such additional financing, if any, will be available to the Company on acceptable terms or at all. The Company's proposed new bank credit facility will limit the Company's ability to make acquisitions. See "- Risks Related to Proposed Acquisition of First American" and "Recent Developments - New Revolving Credit Facility."

         Reliance on Reimbursement by Third Party Payors. The Company receives payment for services rendered to patients from private insurers and patients themselves, from the Federal government under Medicare, and from the states in which certain of its facilities are located under Medicaid. The healthcare industry is experiencing a trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. Aspects of certain healthcare reform proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. See "- Risk of Adverse Effect of Healthcare Reform." During the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company derived approximately 56%, 55%, 58% and 57% respectively, of its patient revenues from Medicare and Medicaid. The increase in Medicare and Medicaid patient revenues was primarily the result of the higher level of Medicare and Medicaid patients serviced by the rehabilitation, home healthcare, pharmacy, mobile x-ray and other related service companies acquired in 1993, 1994 and 1995 and certain acquisitions of facilities which had large concentrations of Medicaid patients during 1993 and 1994. Substantially all of First American's revenues are derived from Medicare. As a result, the consummation of the First American acquisition would substantially increase the percentage of the Company's revenues derived from Medicare. The sources and amounts of the Company's patient revenues derived from the operation of its geriatric care facilities and MSU programs are determined by a number of factors, including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). Changes in the mix of the Company's patients among the private pay, Medicare and Medicaid categories can
significantly  affect  the  profitability  of  the  Company's  operations.   The
Company's cost of care for its MSU patients generally exceeds regional reimbursement limits established under Medicare. The success of the Company's MSU strategy will depend in part on its ability to obtain per diem rate approvals for costs which exceed the Medicare established per diem rate limits and by obtaining waivers of these limitations. There can be no assurance that the Company will be able to obtain the waivers necessary to enable the Company to recover its excess costs.

         Uncertainty of Government Regulation. The Company and the healthcare industry generally are subject to extensive federal, state and local regulation governing licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, additions of new services, certain capital expenditures and reimbursement for services rendered. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure, eligibility for participation, permissible activities, operating costs and the levels of reimbursement from governmental and other sources. There can be no assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that could adversely affect the Company. The failure to maintain or renew any required regulatory approvals or licenses could prevent the Company from offering existing services or from obtaining reimbursement. In certain circumstances, failure to comply at one facility may affect the ability of the Company to obtain or maintain licenses or approvals under Medicare and Medicaid programs at other facilities.

         Recently effective provisions of the regulations adopted under the Omnibus Budget Reconciliation Act of 1987 ("OBRA") have expanded remedies available to the Health Care Financing Administration ("HCFA") to enforce compliance with the detailed regulations mandating minimum healthcare standards and may significantly affect the consequences to the Company if annual or other HCFA facility surveys identify noncompliance with these regulations. Remedies include fines, new patient admission moratoriums, denial of reimbursement, federal or state monitoring of operations, closure of facilities and termination of provider reimbursement agreements. These provisions also eliminate the ability of operators to appeal the scope and severity of any deficiencies and grant state regulators the authority to impose new remedies, including monetary penalties, denial of payments and termination of the right to participate in the Medicare and/or Medicaid programs. The Company believes these new guidelines may result in an increase in the number of facilities that will not be in "substantial compliance" with the regulations and, as a result, subject to increased disciplinary actions and remedies, including admission holds and termination of the right to participate in the Medicare and/or Medicaid programs. In ranking facilities, survey results subsequent to October 1990 are considered. As a result, the Company's strategy of acquiring poorly performing facilities could adversely affect the Company's business to the extent remedies are imposed at such facilities.

         The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "Stark legislations" which prohibit, with limited exceptions, physician ownership of ancillary service providers and the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. The Company seeks to structure its business arrangements in compliance with these laws, and from time to time the Company has sought guidance as to the interpretation of these laws; however, there can be no assurance that such laws ultimately will be interpreted in a manner consistent with the practices of the Company.

         Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve certain acquisitions or capital expenditures in excess of defined levels and determine that a need exists for certain new bed additions, new services and the acquisition of such medical equipment or capital expenditures or other changes prior to beds and/or services being added. Many states have placed a moratorium on granting additional certificates of need or otherwise stated their intent not to grant approval for new beds. To the extent certificates of need or other similar approvals are required for expansion of Company operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays in, and the expenses associated with, obtaining such approvals.

         The Company is unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the financial results of the Company's operations.

         Risks Related to Proposed Acquisition of First American. The Company has entered into an agreement to acquire First American Health Care of Georgia, Inc. ("First American"), a provider of home health services in 23 states. The proposed purchase price is $150 million plus an earn-out of up to $127.5 million based on the home healthcare operations of the Company in the years 1999 through 2002. First American has filed for protection under the federal bankruptcy laws. Consummation of the acquisition is subject to a number of conditions, some of which are beyond the Company's control, including approval of the acquisition by the bankruptcy court, resolution of claims by HCFA seeking repayment of certain disallowed reimbursements under Medicare, which claims IHS believes relate to personal or corporate expenses, rather than care-related expenses (the "HCFA Claims"), regulatory approvals and approval from the Company's lenders and other third parties. There can be no assurance that these conditions will be satisfied. There can be no assurance that the First American acquisition will be consummated on the proposed terms, on different terms or at all. Failure to complete this transaction may have an adverse impact on the near-term expansion of the Company's post-acute healthcare system. There can be no assurance that the Company will ultimately realize any benefit from the acquisition of First American. The resolution of the HCFA Claims will require a restatement of

First American's financial statements. The HCFA Claims are substantial, and the restatement of First American's financial statements is likely to have a material adverse effect on First American's historical financial statements. As a result, the Company's pro forma results of operations reflecting the First American acquisition will be adversely affected, and such adverse effect could be material. See "Recent Developments - Proposed Acquisition of First American."

         Competition. The healthcare industry is highly competitive. The Company competes on a local and regional basis with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a limited extent, price. The Company also competes with other providers in the acquisition and development of additional facilities. The Company's current and potential competitors include national, regional and local operators of geriatric care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers and community home health agencies, and similar institutions, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. There can be no assurance that the Company will not encounter increased competition which could adversely affect its business, results of operations or financial condition.


                               RECENT DEVELOPMENTS

New Revolving Credit Facility
- -----------------------------

         On May 15, 1996, the Company executed a Revolving Credit Agreement for a new $700 million revolving credit facility, including a $100 million letter of credit subfacility, with Citibank, N.A., as Administrative Agent, and certain other lenders (the "New Credit Facility"). The New Credit Facility initially consists of a $700 million revolving loan which reduces to $560 million on June 30, 2000 and $315 million on June 30, 2001, with a final maturity on June 30, 2002. The $100 million subcommitment for letters of credit will remain at $100 million until final maturity. The New Credit Facility is guaranteed by the Company's subsidiaries and secured by a pledge of all of the stock of substantially all of the Company's subsidiaries. At the option of the Company, loans under the New Credit Facility will bear interest at a rate equal to either
(i) the higher of (a) the bank's base rate plus a margin of between zero percent and one and one-quarter percent (depending on certain financial ratios), or (b) one percent plus the latest overnight federal funds rate; or (ii) in the case of Eurodollar loans, the sum of between three quarters of one percent and two and one-half percent (depending on certain financial ratios) and the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of the borrowing selected by the Company.

         The New Credit Facility limits the Company's ability to incur indebtedness or contingent obligations, to make additional acquisitions, to create or incur liens on assets, to pay dividends and to purchase or redeem the Company's stock. In addition, the New Credit Facility requires that the Company meet certain financial tests, and provides the banks with the right to require the payment of all of the amounts outstanding under the New Credit Facility if there is a change in control of the Company or if any person other than Dr. Robert N. Elkins or a group managed by Dr. Elkins owns more than 40% of the Company's capital stock. Amounts repaid under the New Credit Facility may be reborrowed until June 30, 2002. The New Credit Facility replaced the Company's existing $500 million revolving credit facility (the "Existing Credit Facility"). As a result, the Company expects to record a loss on extinguishment of debt, net of related tax benefits, of approximately $1.0 million in the second quarter of 1996. The Company borrowed $328.2 million under the New Credit Facility to repay amounts outstanding under the Existing Credit Facility.


Proposed Acquisition of First American
- --------------------------------------

         In February 1996, the Company entered into an agreement to acquire First American Health Care of Georgia, Inc., a provider of home health services in 23 states, principally Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. The Company believes First American is the fourth largest (and largest privately-held) provider of home healthcare services in the United States.

         The proposed purchase price for First American is $150 million plus an earn-out of up to $127.5 million based on the home healthcare operations of the Company in the years 1999 through 2002. The Company intends to finance the acquisition through borrowings under its then existing bank credit facility. Subsequent to the execution of the acquisition agreement, First American filed for protection under the federal bankruptcy laws. Consummation of the acquisition is subject to a number of conditions, some of which are beyond the Company's control, including approval of the acquisition by the bankruptcy court, resolution of the HCFA Claims seeking repayment from First American of certain disallowed reimbursements under Medicare, which claims IHS believes relate to personal or corporate, rather than care-related expenses, regulatory approvals and approval from the Company's lenders and other third parties. There can be no assurance that these conditions will be satisfied. Under the acquisition agreement, the HCFA Claims will be satisfied with proceeds of the sale, and will result in a restatement of the financial statements of First American. There can be no assurance that the First American acquisition will be consummated on the proposed terms, on different terms or at all. See "Risk Factors - Risks Related to Proposed Acquisition of First American."

         In August 1995, a federal grand jury handed down an 82 count indictment against First American and four of its senior executive officers, two of whom are its principal stockholders, alleging that First American improperly claimed Medicare reimbursement for costs related to personal flights, political contributions, "ghost employees" and lobbying. In February 1996, First American, First American's chief executive officer and principal stockholder, and the chief executive officer's wife, the other principal stockholder, were convicted.

         In addition, HCFA has claimed significant disallowances of costs for cost report filings made by First American for 1989 through 1995. These claims are similar to those in the criminal proceeding discussed above and are not considered by the Company to be operational or clinical in nature. In February 1996, the substantial nature and amount of these claims and HCFA's inability to resolve these claims with First American led HCFA to stop its bi-weekly periodic interim payments ("PIP") to First American. Because First American relies almost entirely on Medicare reimbursement, First American was forced to declare bankruptcy in February 1996. In March 1996, the bankruptcy court ordered HCFA to resume PIP payments to First American. In April 1996, First American submitted a plan of reorganization based on it being acquired by the Company. The plan is currently being reviewed and considered by the bankruptcy court and First American's creditors (primarily HCFA). The Company and First American's court approved interim chief executive officer are currently negotiating the resolution of the HCFA Claims with HCFA.

         The resolution of the HCFA Claims will require a restatement of First American's financial statements. The HCFA Claims are substantial, and the restatement of First American's financial statements is likely to have a material adverse effect on First American's historical financial statements. As a result, the Company's pro forma results of operations reflecting the First American acquisition will be adversely affected, and such adverse effect could be material. See "Risk Factors - Risks Related to Proposed Acquisition of First American."

         Substantially all of First American's revenues are derived from Medicare. The following table sets forth certain operating data regarding First
American:


                                                                                                             Three Months
                                                                                                                Ended
                                                   Year Ended December 31,                                    March 31,
                                     ----------------------------------------------------        -------------------------------

                                            1993             1994             1995                      1995             1996
                                            ----             ----             ----                      ----             ----

Visits to patient homes.............   5,036,000        7,433,203        9,024,271                 2,272,167        1,926,859

Number of States....................          17               22               23                        22               23

Number of service locations.........         288              379              456                       396              456

Number of employees (est.)..........       9,000           12,000           16,000                    13,000           15,000


         The Company believes that the acquisition of First American will be an important component in the implementation of its post-acute healthcare system. First American, when combined with the Company's existing home healthcare operations, will give the Company a significant home healthcare presence in 25 states, many of which are the states the Company has targeted for its post-acute healthcare system. The Company believes that its expanded home healthcare network will assist it in meeting the desire of payors for one stop shopping, as well as offering capitated rates to managed care providers. Additionally, the Company expects that Medicare will implement a prospective payment system for home healthcare services in the next several years. Currently, Medicare provides reimbursement for home healthcare on a cost basis which includes a rate of return, subject to a cap. There is no reward for efficiency, provided that costs are below the cap. Under prospective pay as currently proposed, a healthcare provider would receive a predetermined rate for a given service. Providers with costs below the predetermined rate will be entitled to keep some or all of this difference. Under prospective pay, the efficient operator will be rewarded. Since the largest component of home healthcare costs is labor, which is basically fixed, the Company believes the differentiating factor in profitability will be administrative costs. A large provider, which the Company would be upon the completion of the First American acquisition, should be able to achieve administrative efficiencies compared with the small providers which currently dominate the home healthcare industry, although there can be no assurance it will be able to do so.

Acquisitions
- ------------

         The Company continues to acquire and lease additional geriatric care facilities, enter into new management agreements, acquire rehabilitation, home healthcare and related service companies and implement its strategy of expanding the range of related services it offers directly to its patients in order to serve the full spectrum of patients' post-acute care needs.

         During 1995, the Company purchased five geriatric care facilities (two of which were previously leased), and leased three facilities, all of which were previously managed. The total cost of these acquisitions was approximately $42.9 million, which includes legal fees and other costs incurred to secure the facilities or leasehold interests in the facilities. In addition, the Company in February 1996 purchased one geriatric care facility for approximately $7.0 million. During 1995, the Company also continued to expand its MSU focus by opening 31 MSU programs totalling 691 beds (including two MSU programs totalling 63 beds at its managed facilities) and expanding existing programs by 177 beds (including 17 beds at managed facilities).

         In 1995, the Company acquired 25 ancillary services businesses which provide home health services, physical, occupational and speech therapy services, rehabilitation services, hospice services and mobile x-ray and electrocardiogram services. The total purchase price for these businesses was $30.7 million, including $9.8 million representing the issuance of 385,216 shares of the Company's Common Stock. Total goodwill at the dates of acquisition aggregated $32.6 million. In February 1995, the Company entered into a management agreement to manage Total Home Health Care, Inc. and Total Health Service, Inc. (collectively, "Total Home Health"), which are private-duty and Medicare certified home health agencies in the Dallas/Ft. Worth, Texas market, pursuant to which a subsidiary of the Company received a management fee of $10 per home visit by Total Home Health personnel. The Company was also granted a five-year option to purchase Total Home Health for a purchase price of $5.0 million.

         In March 1996, the Company acquired Rehab Management Systems, Inc., an outpatient rehabilitation company in central Florida, for approximately $10 million

(including $8.0 million in shares of the Company's common stock). In May 1996, the Company acquired a geriatric care facility for $4.25 million. In addition, the Company has reached agreements in principle to purchase a hospice company in Chicago, Illinois, for approximately $8 million, a home health agency in Memphis, Tennessee, for approximately $2 million, four diagnostic companies for approximately $20.4 million and an outpatient clinic for approximately $2.3 million. There can be no assurance that any of these pending acquisitions will be consummated on the proposed terms, on different terms or at all.

         In developing its post-acute healthcare system, the Company continuously evaluates whether owning and operating businesses which provide certain ancillary services, or contracting with third parties for such services, is more cost-effective. As a result, the Company is continuously evaluating its existing operations to determine whether to retain or divest operations. Accordingly, the Company may divest certain divisions or assets in the future.

Consent Solicitation
- --------------------

         The Company is seeking consent from the holders of its 95/8% Senior Subordinated Notes due 2002, Series A and its 10 3/4% Senior Subordinated Notes due 2004 to amend the indentures under which such notes were issued in order to ease the limitations on the incurrence of additional indebtedness and the making of certain restricted payments, such as Common Stock dividends. The proposed amendments are intended to give the Company greater flexibility in implementing its post-acute healthcare network and in reacting to changes in the healthcare marketplace. The Company is not in default under any of these covenants. The Company has offered to pay a consent fee of $7.50 for each $1,000 principal amount of notes in respect of which consent is given. The consent solicitation is currently scheduled to expire at 5:00 p.m. New York Time on May 20, 1996, although the Company may elect to extend it.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of April 15, 1996 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, none of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates for within the past three years.



                                                                     Shares of
                                      Shares of                        Common
                                    Common Stock                       Stock
                                    Beneficially                    Beneficially
                                     Owned Prior        Shares      Owned After
                                     to Offering      Being Sold      Offering
                                     -----------      ----------      --------

The Rehab Management Group
- --------------------------

    James Hough                        159,101        159,101              0

    Summit Ventures III, L.P.          215,861        215,861              0

    Summit Investors II, L.P.            4,405          4,405              0

    Frank Foster                         4,117          4,117              0

    Jaime Ellertson                      2,058          2,058              0


The Rehab People Group
- ----------------------

    Sally N. Weisberg                  258,592        215,592         43,000

    Dennis D. Hazlak                   216,035        215,592            443

    Thomas F. Mignone                    7,641          4,356          3,285



The Preferred Health Group
- --------------------------

    Thomas D. Scott                    183,300        183,300              0



Transactions Involving Selling Stockholders

         In March 1996, the Company acquired all the outstanding stock of Rehab Management Systems, Inc. ("Rehab Management"), a Florida corporation engaged in the business of providing outpatient rehabilitation to patients in central Florida. The Rehab Management stock was acquired by the Company for approximately $10 million, of which $2 million was paid in cash by wire transfer at the closing and $8 million was paid through the issuance of 385,542 shares of IHS Common Stock (the "Rehab Shares"). The Rehab Shares are being offered hereby.

         In November 1994, the Company acquired all of the outstanding stock of Rehab People, Inc. ("Rehab People"), a company which provides physical, occupational and speech therapy services to approximately 38 geriatric care facilities in Delaware, New York, North Carolina and Pennsylvania, for a purchase price of $10 million paid through the issuance of 318,471 shares of the Company's Common Stock. In April 1996, the Company issued an additional 435,540 shares of Common Stock (the "Additional Rehab Shares"), having a value of approximately $10.0 million, to the stockholders of Rehab People in payment of additional purchase price based on the performance of Rehab People following the acquisition. The Additional Rehab Shares are being offered hereby.

         In March 1995, the Company entered into a management agreement to manage 34 geriatric care facilities in Texas, California, Florida, Nevada and Mississippi (the "Preferred Care Facilities"). The management agreement has a term of ten years and provides for payments to the Company based upon a percentage of adjusted revenues and adjusted earnings before interest, taxes, depreciation and amortization of the Preferred Care Facilities. The Company has also been granted an option to purchase the Preferred Care Facilities, between March 29, 1996 and the date of the termination of the management services agreement, for $85.1 million plus adjustments for inflation. The Company paid a non-refundable purchase option deposit of approximately $17.6 million, of which $4.25 million was paid through the issuance of 183,300 shares of IHS Common Stock (the "Preferred Health Shares"). The amount deposited will be applied against the purchase price if the Company elects to acquire the facilities. The Preferred Health Shares are being offered hereby.



                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions, if any, attributable to the sale of Shares will be borne by the Selling Stockholders (or their donees or pledgees).

         Sales of Shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         The Rehab Management Group has agreed with the Company not to sell, in the aggregate, in excess of 250,000 shares of Common Stock, during any calendar month. Additionally, neither Summit Ventures III, L.P., nor Summit Investors II, L.P. will transfer Common Stock to any of its partners unless the partners receiving such stock shall have agreed in writing to be bound by the resale limitations set forth above. The Rehab People Group and Thomas D. Scott have agreed with the Company not to sell in excess of 60,000 and 100,000 shares, respectively, during any thirty day period and to effect sales only through Smith Barney Inc.

         Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, such Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Securities Exchange Act of 1934, as amended, which Rule would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

         The Selling Stockholders may be entitled under agreements entered into with the Company to indemnification against liabilities under the Securities Act.


                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Marshall A. Elkins, Executive Vice President and General Counsel of the Company. Mr. Elkins is the brother of Robert N. Elkins, the Company's Chairman of the Board and Chief Executive Officer. Mr. Marshall Elkins owns 17,299 shares of the Common Stock and options to purchase 81,535 shares of the Common Stock.


                                     EXPERTS

         The consolidated financial statements of Integrated Health Services, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.


 ===============================================================================    ==============================================
     No person is authorized in connection with any offering made hereby to give any information or to make any  representation not contained in this Prospectus, and, if given or made,  such  information or  representation  must not be relied upon as  having  been  authorized  by the  Company.  This  Prospectus  does  not
constitute an offer to sell or a solicitation of an offer to buy any security                          1,004,382
other than the Common Stock offered hereby, nor does it constitute an offer to
sell or a solicitation of an offer to buy any of the securities offered hereby                           Shares
to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation.  Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication  that the
information contained herein is correct as of any date subsequent to the date                       INTEGRATED HEALTH
hereof.                                                                                              SERVICES, INC.



                        ------------                                                                  Common Stock




                     TABLE OF CONTENTS
                                                                                            -------------------------------
                                                      Page
                                                      ----

Available Information ...................................2                                             PROSPECTUS
Incorporation of Certain
  Documents by Reference ............................... 2
The Company ............................................ 3                                  -------------------------------
Risk Factors............................................ 5
Recent Developments.................................... 10
Use of Proceeds........................................ 14
Selling Stockholders....................................15
Plan of Distribution....................................16                                        _______________, 1996
Legal Matters ..........................................17
Experts.................................................17







================================================================================   ==============================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   Other Expenses of Issuance and Distribution.

         The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:

         Registration Fee - Securities and Exchange Commission...  $  9,372.79
         Legal and accounting fees and expenses..................    15,000.00 *
         Miscellaneous...........................................     5,627.21 *
                                                                   ------------
                  Total .........................................  $ 30,000.00 *
- ---------------------------

         * Estimated.


ITEM 15.   Indemnification of Directors and Officers.

         Under the Delaware General Corporation Law (the "DGCL"), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Third Restated Certificate of Incorporation, as amended, provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by the DGCL.

         Section 145 of the DGCL grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Third Restated Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. In addition, IHS has entered into indemnity agreements with its directors and executive officers, a form of which is included as Exhibit 10.72 to IHS's Registration Statement on Form S-1, No. 33-39339, effective March 31, 1992.

         Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.


ITEM 16.   Exhibits.

5       -  Opinion of Marshall A. Elkins, Esq.*
10      -  Stock Purchase Agreement, dated as of March 19, 1996, among the
           Company and James Hough, Summit Ventures III, L.P., Summit Investors II, L.P., Frank Foster and Jaime Ellertson and Rehab Management Systems, Inc.(1)
23.1    -  Consent of KPMG Peat Marwick LLP.
23.2    -  Consent of Marshall A. Elkins, Esq. (included in Exhibit 5).*
24      -  Power of Attorney (included on signature page).
- -------------------------------


         *To be filed by amendment.

(1) Incorporated by reference to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995.


ITEM 17.   Undertakings.

         (a)   The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on May 16, 1996.

                                               INTEGRATED HEALTH SERVICES, INC.


                                               By: /s/ Robert N. Elkins
                                                   ----------------------------
                                                   Robert N. Elkins
                                                   Chairman of the Board and
                                                   Chief Executive Officer


                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below and on the following page constitutes and appoints each of Robert N. Elkins, Lawrence P. Cirka, Eleanor C. Harding and W. Bradley Bennett as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that any said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                    Title                                               Date
- ---------                                    -----                                               ----

                                             Chairman of the Board
                                             and Chief Executive Officer
/s/ Robert N. Elkins                         (Principal Executive Officer)                       May 16, 1996
- -------------------------------------
(Robert N. Elkins)

                                             President, Chief
                                             Operating Officer and
/s/ Lawrence P. Cirka                        Director                                            May 16, 1996
- -------------------------------------
(Lawrence P. Cirka)



- -------------------------------------        Director                                            ____________, 1996
(E. Mac Crawford)



/s/ Kenneth M. Mazik                         Director                                            May 16, 1996
- -------------------------------------
(Kenneth M. Mazik)


/s/ Robert A. Mitchell                       Director                                           May 16, 1996
- -------------------------------------
(Robert A. Mitchell)



/s/ Charles W. Newhall, III                  Director                                            May 16, 1996
- -------------------------------------
(Charles W. Newhall, III)



/s/ Timothy F. Nicholson                     Director                                            May 16, 1996
- -------------------------------------
(Timothy F. Nicholson)



/s/ John L. Silverman                        Director                                            May 16, 1996
- -------------------------------------
(John L. Silverman)



/s/ George H. Strong                         Director                                            May 16, 1996
- -------------------------------------
(George H. Strong)

                                             Senior Vice President-
                                             Chief Accounting Officer
                                             (Principal Accounting
/s/ W. Bradley Bennett                       Officer)                                            May 16, 1996
- -------------------------------------
(W. Bradley Bennett)

                                             Senior Vice
                                             President-Finance
                                             (Principal Financial
/s/ Eleanor C. Harding                       Officer)                                            May 16, 1996
- -------------------------------------
(Eleanor C. Harding)
